Exhibit 99.1

PainReform Ltd. Completes Strategic Investment in LayerBio to Enter $9B Global
Cataract Surgery Market with Breakthrough Non-Opiate, Non-Steroidal Postoperative
NSAID Drug Delivery System

Acquisition of Majority Equity Interest in LayerBio and its OcuRing™-K Technology Targets
Growing Demand for ‘Dropless’ Solutions in Ophthalmic Surgery

Tel Aviv – August 13, 2025 — PainReform Ltd. (Nasdaq: PRFX), today announced, through its pharmaceutical division, the closing of its previously announced investment in LayerBio, Inc., a privately held Boston-based biotechnology company advancing sustained-release drug delivery technologies in ophthalmology. With this transaction, PainReform has acquired a majority equity interest in LayerBio and plans to initiate the next clinical trial of OcuRing™-K, LayerBio’s lead investigational product for pain and inflammation control following cataract surgery.

This transaction positions PainReform to potentially address a large and growing clinical need in the global cataract surgery market, valued at over $3 billion in the US alone, and expanding due to the rise in cataract incidence in aging populations. Importantly, the United States represents the single largest market, with an estimated 4.5 million cataract surgeries performed annually and growing steadily due to increasing life expectancy, improved surgical techniques, and expanding access through Medicare and private insurers.

In the U.S., current postoperative management of cataract surgery commonly involves a complex regimen of corticosteroid and NSAID eye drops. However, these regimens are associated with several drawbacks such as poor compliance, particularly among elderly patients, inconsistent and inefficient drug delivery, and risks associated with steroids, including elevated intraocular pressure and potential for infection. Increasingly, both patients and ophthalmic surgeons are seeking “dropless” solutions that remove the need for daily self-administered drops while ensuring consistent, effective therapy.

OcuRing™-K, LayerBio’s lead product candidate, is a patent-protected, sustained-release intraocular ring designed to deliver Ketoralac an anti-inflammatory and analgesic drug to be introduced intra-surgicall during cataract procedures. It is a bioerodible implant that offers a transformative alternative to the current standard of care, which commonly relies on frequent topical eye drops, including corticosteroids and NSAIDs. These prior regimens are poorly absorbed, can be difficult for elderly patients to adhere to, and carry risks of intraocular pressure elevation, delayed wound healing, and systemic side effects.

Unlike traditional treatments, OcuRing™-K provides a single-application, fully “dropless” solution, fully in line with the surgeon’s workflow, designed to deliver controlled, localized, and extended release of non-opiate and non-steroidal agent therapy directly in the surgical site. This innovative platform eliminates patient compliance issues and reduces the need for multiple medications during the critical postoperative healing phase, addressing a major unmet need expressed by both patients and providers in the ophthalmic community.

LayerBio's technology allows extended drug release from a single application, minimizing the need for patient-administered drops. Site-specific delivery maximizes local effect while reducing systemic exposure. Its biodegradable design eliminates the need for removal of the insert, and its versatile drug loading enables the delivery of a wide range of therapeutics (NSAIDs, antibiotics, steroids, anti-VEGF agents).

“This transaction has the potential to position PainReform at the forefront of non-opiate innovation in one of the most common and impactful surgical procedures worldwide,” said Ehud Geller, Executive Chairman and Interim CEO of PainReform. “LayerBio’s OcuRing™-K is not just a product candidate—it represents a platform technology with the potential to disrupt the way we manage ocular pain and inflammation after surgery. By addressing the ‘dropless’ wishes of the ophthalmic market, we can improve patient outcomes and simplify treatment for providers. We see tremendous promise not only in cataract surgery, but in expanding this technology across additional ophthalmic and surgical indications.”

Dr. Ken Mandell will continue to lead LayerBio as Chief Executive Officer, guiding its operations and product development efforts. A Harvard-trained ophthalmologist and biotechnology entrepreneur, Dr. Mandell is the founder of LayerBio and a recognized leader in sustained-release drug delivery. He is a co-inventor of TYRVAYA® (approved for dry eye disease) and Aldeyra’s reproxalap eye drop for ocular inflammation and holds over 15 U.S. patents. Over his career, Dr. Mandell has contributed to more than a dozen Investigational New Drug (IND) applications and overseen multiple Phase 1–3 clinical trials. He has also served as Chief Medical Officer at Aramis Biosciences, Intergalactic Therapeutics, Neurotech Pharmaceuticals, and Noveome Biotherapeutics, and currently advises several ophthalmic and drug delivery companies.

PainReform and LayerBio plan to advance OcuRing™-K through the next stage of clinical development in the U.S., where FDA approval could unlock access to a high-volume, reimbursable market. In addition to cataract surgery, the companies will explore broader ophthalmic uses, including glaucoma, corneal transplants, and anti-infective applications.

About PainReform

PainReform Ltd. (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PainReform also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption—particularly in solar-integrated environments. This dual business model reflects PainReform’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PainReform’s expectations, beliefs and intentions including with respect to the anticipated benefits to PainReform of its strategic investment in LayerBio, the anticipated market opportunity, , and the planned use of proceeds by LayerBio. .Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business, including due to the current war in Israel. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PainReform Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com